Exhibit 1
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FOR IMMEDIATE RELEASE                                                1 July 2008


                              WPP GROUP PLC ("WPP")


Wunderman acquires majority stake in digital media agency, Kassius SA, in France


WPP announces that it's wholly owned operating company Wunderman, the global relationship marketing network, has agreed to acquire a majority stake in the issued share capital of Kassius SA in France, an independent interactive agency specialising in mobile communications.

Founded in 2000, with offices in Paris and Annecy, France, Kassius offers a range of services, including communication strategies, design and production of internet and mobile marketing campaigns as well as more traditional off-line activities including events management. Kassius has a portfolio of over 40 clients, including La Poste, Neuf (Telecom), Boursorama, La Francaise des Jeux and Coca-Cola. Revenues as at 30 September 2007 were EUR 5.3million with gross assets at the same date of EUR 2.8million.

This investment continues WPP's strategy of developing its networks in important markets and sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com
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